Exhibit 99.1

Press Release

VTTI ENERGY PARTNERS LP ANNOUNCES COMPLETION OF THE ACQUISITION OF AN ADDITIONAL

8.4% INTEREST IN VTTI MLP B.V.

LONDON, September 1, 2016 - VTTI Energy Partners LP (NYSE: VTTI) (the “Partnership”) today announced that its wholly owned subsidiary, VTTI MLP Holdings Ltd., has completed its acquisition of an additional 8.4% equity interest in VTTI MLP B.V. (“VTTI Operating”) and associated pro-rata net debt from VTTI MLP Partners B.V. for cash consideration of $96.2 million (the “Acquisition”). Following the completion of the Acquisition, the Partnership indirectly owns a total economic interest of 51.0% and a 51.0% indirect voting interest in VTTI Operating.

The terms of the acquisition were approved by the board of directors of the general partner of the Partnership, based on the approval and recommendation of its conflicts committee. The conflicts committee was comprised entirely of independent directors and retained a financial advisor to assist with its evaluation of the Acquisition.

The acquisition of the additional economic interests in VTTI Operating is expected to be accretive to the Partnership’s distributable cash flow and to implement the Partnership’s strategy to deliver distribution growth to its unitholders. Any increases in the Partnership’s distributions would be conditioned upon, among other things, the approval of such increases by the board of directors and the absence of any material adverse developments or potential alternative strategic opportunities that would make such future increases inadvisable.

About VTTI Energy Partners LP

VTTI Energy Partners LP is a fee-based, growth-oriented limited partnership, formed to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on global scale. The Partnership’s assets include interests in a broad-based portfolio of six terminals that are strategically located in energy hubs throughout the world with a combined total storage capacity of 35.7 million barrels.

Forward Looking Statements

This press release contains “forward-looking statements.” All statements, other than statements of historical facts, that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future are forward-looking statements. You are cautioned not to rely on these forward-looking statements, which speak only as the date of this press release. The Partnership undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. These statements are based on current expectations of future events, are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Partnership’s control and are difficult to predict. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements found in our filings with the SEC, which include, but are not limited to, those found in our Annual Report filed on Form 20-F with the SEC on April 29, 2016.

Contact:

VTTI Energy Partners LP

Robert Abbott, Chief Financial Officer

+44 20 3772 0110

Hill + Knowlton Strategies New York

Peter Poulos, +1 212 885 0588

Hill + Knowlton Strategies Amsterdam

Tanno Massar, +31 20 4044707